UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
(AMENDMENT NO. 2)
HLTH Corporation
(Name of Issuer)
HLTH Corporation
WebMD Health Corp.
(Names of Person(s) Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
40422Y101
(CUSIP Number of Class of Securities)

Douglas W. Wamsley, Esq. Executive Vice President, General Counsel and Secretary WebMD Health Corp. 111 Eighth Avenue New York, New York 10011 (212) 624-3700	Charles Mele, Esq. Executive Vice President, General Counsel and Secretary HLTH Corporation 669 River Drive, Center 2 Elmwood Park, New Jersey 07407 Telephone Number: (201) 703-3400
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copies to:

Stephen A. Greene, Esq. William M. Hartnett, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Tel: (212) 701-3000	Steven L. Grossman, Esq. Spencer D. Klein, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 Tel: (212) 326-2000
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☑	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$2,989,005,157	$117,468
     *Calculated solely for purposes of determining the filing fee. The filing fee is based on the product of (i) $12.29, the average of the high and low prices for shares of HLTH Common Stock as reported on the Nasdaq Global Select Market on August 19, 2008, multiplied by (ii) 243,206,278 shares of HLTH Common Stock, representing an estimate of the maximum number of shares potentially outstanding immediately prior to the effective time of the merger, including certain shares issuable upon exercise of outstanding options to purchase HLTH Common Stock and upon conversion of outstanding HLTH convertible notes.
     **The payment of the filing fee was calculated in accordance with Exchange Act Rule 0-11(b) by multiplying the transaction value of $2,989,005,157 by 0.00003930.
     ☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$117,468
Form(s) or Registration No.:	Schedule 13E-3
Filing Party:	HLTH Corporation and WebMD Health Corp.
Date(s) Filed:	August 26, 2008

INTRODUCTION
Item 15: Additional Information.
Item 16: Exhibits.
SIGNATURES
EX-99.(D)(4)
EX-99.(D)(5)

INTRODUCTION
     This Amendment No. 2 amends and supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2008 (the “Original Filing”), as amended by Amendment No. 1 filed with the SEC on October 15, 2008, by WebMD Health Corp., a Delaware corporation (“WebMD”), and HLTH Corporation, a Delaware corporation (“HLTH”).
     This Amendment No. 2 reports the termination of the Agreement and Plan of Merger, dated as of February 20, 2008, between HLTH and WebMD, as amended by Amendment No. 1, dated as of May 6, 2008, and Amendment No. 2, dated as of September 12, 2008 (the “Merger Agreement”). The Merger Agreement provided that HLTH would merge into WebMD, with WebMD continuing as the surviving company (the “Merger”).

Item 15:	Additional Information.
     Item 15(b) “Other Material Information” of the Schedule 13E-3 is hereby amended and supplemented to include the following:
     On October 20, 2008, HLTH and WebMD issued a joint press release announcing that they had mutually agreed, in light of turmoil in financial markets, to terminate the Merger Agreement pursuant to the terms of a Termination Agreement entered into by HLTH and WebMD as of October 19, 2008. A copy of the Termination Agreement is filed as Exhibit (d)(4) hereto and is incorporated by reference herein. As a result of the termination of the Merger Agreement, the transaction described in the Original Filing will not be completed. As provided in the Merger Agreement, HLTH will pay the expenses of WebMD incurred in connection with the Merger. A copy of the joint press release issued by HLTH and WebMD regarding the termination is filed as Exhibit (d)(5) and is incorporated by reference herein.

Item 16:	Exhibits.
     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(d)(4)	Termination Agreement, dated as of October 19, 2008, between HLTH Corporation and WebMD Health Corp.

(d)(5)	Joint Press Release, issued by HLTH Corporation and WebMD Health Corp. on October 20, 2008

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 20, 2008

HLTH CORPORATION
By:	/s/ Lewis H. Leicher
Lewis H. Leicher
Senior Vice President

WEBMD HEALTH CORP.
By:	/s/ Lewis H. Leicher
Lewis H. Leicher
Senior Vice President

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